

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

April 25, 2007

Mr. Nick DeMare
Chief Financial Officer
625 Howe Street, Suite 1280
Vancouver, British Columbia
Canada, V6C 2T6

   Re: **Halo Resources Ltd.**
     Form 20-F for the Fiscal Year Ended August 31, 2006
     Filed March 15, 2007
     File No. 0-30196

Dear Mr. DeMare:

   We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F Filed March 15, 2007

Controls and Procedures, page 97

1.   We note your disclosure stating that your officers have concluded that certain weaknesses existed in the Company's internal controls over financial reporting that must be corrected in order for the Company's disclosure controls and procedures to be effective. Please amend your filing to comply with Item 15(a) Form 20-F which requires your principal executive officers to disclose their conclusions regarding effectiveness of the Company's disclosure controls and procedures as of the end of the period covered by the report. In this regard, it appears from the weaknesses identified in your disclosure under this heading that you would conclude your disclosure controls and procedures were ineffective as of December 31, 2006.

Financial Statements

Note 5 – Unproven Mineral Interests, page F-10

2.   We are unable to reconcile the total amounts of acquisition and deferred exploration costs in the table under this heading to the narrative disclosures of each of your properties for the years presented in the table. Please revise your disclosures accordingly.

Note 10 – Income taxes, page F-18

3.   We note that you have recognized a deferred tax asset for net operating loss carryforwards. Please tell us how you have reached the conclusion that it is more likely than not that you will recognize this tax benefit in future periods given your current operations. Include within your response detail of the material assumptions underlying management's determination that the deferred tax asset will be realized.

Note 17 – Differences between Canadian and United States Generally Accepted Accounting Principles, page F-23

(i) Unproven Mineral Interests, page F-24

4.   We note your disclosure stating you have adopted the provisions of EITF 04-02 and FSB FAS 141-1 and 142-1 and, in accordance with this guidance, you have capitalized certain costs related to the acquisition of mineral rights. Please expand your disclosure to discuss in more detail the nature of the costs capitalized under U.S. GAAP.

<u>(vii) Development Stage Company, page F-25</u>

5.   We note your disclosure stating you are in the exploration stage and, as of July 1, 2004, are considered a development stage company as defined by SFAS 7. Please amend your filing to include the disclosures required by paragraph 11 of SFAS 7.

<u>Engineering Comments</u>

<u>General</u>

6.   To minimize the likelihood that we will reissue comments, please make corresponding changes where applicable throughout your documents. For example, we might comment on one section or example, but our silence on similar or related disclosure elsewhere does not relieve you of the need to make appropriate revisions elsewhere

<u>Information on the Company, page 17</u>

7.   Please insert a small-scale map showing the location and access to each property, as required by Instruction 1(a) to Item 4.D of Form 20-F. Please note the EDGAR program now accepts Adobe PDF files and digital maps, so please include these maps in any amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow figures and diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if additional assistance is required, please call Filer Support at 202-551-8900.

We believe the guidance in Instruction 1(a) to Item 4.D of Form 20-F would generally require maps and drawings with the following features:

- A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.

- A graphical bar scale; representations of scale such as "one inch equals one mile" may be utilized provided the original scale of the map has not been altered.

- A north arrow.

- An index map showing where the property is situated in relationship to the state or province, etc., in which it is located.

- A title of the map or drawing, and the date on which it was drawn.

Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

8.   Please disclose the following information for each of your properties:

- The nature of the company's ownership or interest in the property.

- A description of all interests in the properties, including the terms of all underlying agreements.

- Certain identifying information, such as the property names, claim numbers, grant numbers, and dates of recording and expiration; sufficient to enable the claims to be distinguished from other claims that may exist in the area.

- The conditions that must be met to retain your claims or leases, including quantification and timing of all necessary payments.

- The area of the claims, either in hectares or acres.

Please ensure that you fully discuss the material terms of the land or mineral rights securing agreements, as required under paragraph (b)(2) of Industry Guide 7.

9.   Tell us whether you obtained permission from all named experts, such as Roscoe Postle Associates Inc., Graham C. Clow, Wayne W. Valliant, and Kevin Leonard, for your references to them in your filing, agreeing with the disclosures you have made. If you did not, please explain the reasons and indicate the extent to which any of the individuals identified in the filing are not in full agreement with your statements.

10. Your disclosures concerning the geologic setting, regional geology, local geology, property geology, and mineralization include detail and technical language that an average investor may not understand, and which may therefore detract from its usefulness. Although your disclosures should include information about your properties, these should be prepared in a clear and concise manner. The guidance in Industry Guide 7, paragraph (b)(5), calls for a "brief description" of the rock formations and mineralization. Please replace your disclosure with a non-technical summary that is responsive to this guidance, written using terminology

the average investor can understand. You may revise your filing by defining the technical words through the context of your discussion and provide definitions within the glossary for words that cannot be adequately defined in the text.

Mineral Resource Estimates, page 31

11.   We understand that you are presenting your non-reserve information pursuant to the guidance in Instruction 3 to paragraph (b) (5) of Industry Guide 7. Under these circumstances, it is important to clearly distinguish between proven and probable reserves, which have a clearly defined technical, legal, and economic meaning, and non-reserve mineralization. If you choose to present such non-reserve information, please reposition this information to a separately titled section, having disclosure of your measured and indicated mineral resources, apart from your inferred mineral resources, using separate tables and narratives. In presenting this information, resources should only be reported as an "in-place" tonnage and grade, not as units of product, such as ounces of gold or pounds of copper, and not as contained mineral. The relative quality, reliability, and risk associated with your estimates should be addressed sufficiently to distinguish each mineral resource category.

Please include cautionary disclosure, prominently displayed above each table, clarifying that your mineral resources, whether measured and indicated or inferred, while disclosed pursuant to Canadian requirements, are not recognized terms within the definitions prescribed by the SEC, and are not reserves. Please emphasize the uncertainty of whether your measured and indicated mineral resources will ever be converted into reserves, and whether your inferred mineral resources will ever be upgraded into another category of resources, while specifying the particular aspects of the reserve definitions which have not been satisfied for each category of resources.

You may wish to consider language similar to the following, modified as necessary to reflect your particular circumstances, for disclosure above the Measured and Indicated Mineral Resources table:

Cautionary Note to U.S. Investors concerning estimates of Measured and Indicated Resources. This section uses the terms "measured resources" and "indicated resources." We advise U.S. investors that these terms are not recognized by the U.S. Securities and Exchange Commission. The estimation of measured resources and indicated resources involves greater uncertainty as to their existence and economic feasibility than the estimation of proven and probable reserves. U.S. investors are cautioned not to assume that mineral resources in these categories will be converted into reserves.

You may also wish to consider language similar to the following, augmented as appropriate, for disclosure above the Inferred Mineral Resources table:

Cautionary Note to U.S. Investors concerning estimates of Inferred Resources. This section uses the term "inferred resources." We advise U.S. investors that this term is not recognized by the U.S. Securities and Exchange Commission. The estimation of inferred resources involves far greater uncertainty as to their existence and economic viability than the estimation of other categories of resources. U.S. investors are cautioned not to assume that estimates of inferred mineral resources exist, are economically minable, or will be upgraded into measured or indicated mineral resources.

Drilling, page 46

12.	In the third paragraph of this section you refer to "grab" samples followed by the "best" assay results. As a general checklist, when reporting the results of sampling and chemical analyses, the following points may assist you in preparing meaningful disclosure about mineralization of existing or potential economic significance on your property:

- Disclose only weighed-average sample analyses associated with a measured length or a substantial volume.

- Eliminate all analyses from "grab" or "dump" samples, unless the sample is of a substantial and disclosed weight.

- Eliminate all disclosure of the highest or best values/grades of sample sets. Present a balanced disclosure of the drill and sampling results

- Eliminate grades disclosed as "up to" or "as high as" or "ranging from."

- Eliminate statements containing grade and/or sample-width ranges.

- Aggregated sample values from related locations should be aggregated based on a weighted average of lengths of the samples.

- Generally, use tables to improve readability of sample and drilling data.

- Soil samples may be disclosed as a weighted average value over an area.

- Refrain from reporting single soil sample values.

- Convert all ppb quantities to ppm quantities for disclosure.

Please review your filing and revise all your disclosures to comply with this guidance.

West Red Lake Property, page 50

We note your disclosure in this section, referring to mines and other mineral properties that exist in the area of your property. Such disclosure may cause investors to infer that your property also has commercial mineralization, because of its proximity to these mines and properties. Please focus or restrict your disclosure solely to those properties in which you have an interest. Please describe only the geology, history, or exploration results that are directly related to these properties. Please remove all references to mines, adjacent or analogous properties, deposits, occurrences, or exploration activities by other companies outside of your properties throughout this filing.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tracie Towner at (202) 551-3744 or Jenifer Gallagher at (202) 551-3706 if you have questions regarding comments on the financial statements and related matters. You may contact Ken Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief